Emgold Mining Corporation (An Exploration Stage Company)
Condensed Interim Consolidated Financial Statements
For the Nine Months Ended 30 September 2014
Stated in US Dollars
Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants
for a review of interim financial statements by an entity’s auditor.

Table of Contents

Management’s Responsibility		i
Condensed Interim Consolidated Statement of Financial Position		1
Condensed Interim Consolidated Statement of Comprehensive Loss		2
Condensed Interim Consolidated Statement of Changes in Equity		3
Condensed Interim Consolidated Statement of Cash Flows		5
Notes to the Condensed Interim Consolidated Financial Statements
1)	Nature of operations and going concern	5
2)	Basis of preparation – Statement of Compliance	5
3)	Summary of significant accounting policies	6
4)	Financial instruments and risk management	6
5)	Plant and equipment	8
6)	Exploration and evaluation assets	8
7)	Related party transactions	12
8)	Share capital	13
9)	Capital disclosures	16
10)	Segmented disclosure	16
11)	Contingent liability	17

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying unaudited condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the unaudited condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external auditors.

We draw attention to Note 1 in the unaudited condensed interim consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of unaudited condensed interim consolidated financial statements by an entity’s auditor.

17 November 2014

The condensed interim financial statements were approved by the Board of Directors on 17 November 2014 and were signed on its behalf by:

“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

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Emgold Mining Corporation	Statement 1
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Financial Position
		As at
	Note	30 September 2014	31 December 2013
ASSETS
Current Assets
Cash and cash equivalents		$25,823	$38,420
Amounts receivable		2,978	75
Prepaid amounts and deposits		7,774	6,016
		36,575	44,511
Non-current Assets
Reclamation bonds		14,277	14,877
Plant and equipment	(5)	2,128	3,508
Exploration and evaluation assets	(6)	1,357,563	1,227,563
		1,373,968	1,245,948
		$1,410,543	$1,290,459
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$85,241	$91,326
Due to related parties	(7)	674,261	579,737
		759,502	671,063
Non-current Liability
Warrant liability	(8)	5,000	-
		764,502	671,063
EQUITY (statement 3)
Share capital	(8)	43,935,360	43,687,315
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,038,449)	(50,817,049)
		646,041	619,396
		$1,410,543	$1,290,459

Nature of operations and going concern	(1)	Segmented disclosure	(10)
Basis of preparation - Statement of Compliance	(2)	Contingent liability	(11)
Capital disclosures	(9)

The condensed interim consolidated financial statements were approved by the Board of Directors on 17 November 2014 and were signed on its behalf by:

“David Watkinson”	“Allen Leschert”
David Watkinson, Director	Allen Leschert, Director

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Emgold Mining Corporation	Statement 2
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Comprehensive Loss
		Nine months ended	Nine months ended	Three months ended	Three months ended
	Note	30 September 2014	30 September 2013	30 September 2014	30 September 2013
Continuing Operations
Expenses
Exploration and evaluation
Resource property expense	(6)	$23,219	$48,333	$16,543	$(35,740)
General and administrative
Management and consulting		94,273	141,457	25,338	22,820
Professional fees		34,670	65,599	11,933	22,923
Office and administration		30,568	50,282	9,766	25,433
Salaries and benefits		29,648	73,271	-	30,070
Listing and filing fees		18,417	18,137	6,792	639
Insurance		9,420	18,016	1,422	8,671
Shareholder communication		4,836	22,253	(895)	3,567
Amortization	(5)	1,380	6,338	460	2,093
Banking costs		535	773	114	163
Foreign exchange (gain) loss		(1,520)	(5,364)	(3,287)	5,434
Gain on settlement of liabilities		-	(84,352)	-	-
		222,227	306,410	51,643	121,813
Net Loss and Comprehensive Loss		245,446	354,743	68,186	86,073
Other (income)
Lease royalty income		(20,000)	-	(20,000)	-
Gain on sale of equipment		(6,046)	(21,240)	-	-
Gain on sale of land		-	(193,289)	-	(193,289)
Unrealized (gain) loss on warrant liability	(8)	2,000	(29,243)	2,000	1,000
		(24,046)	(243,772)	(18,000)	(192,289)
Net Loss and Comprehensive Loss		$221,400	$110,971	$50,186	$(106,216)
Basic and Diluted Loss per Common Share		$(0.00)	$(0.00)	$(0.00)	$(0.00)
Weighted Average Number of Shares Outstanding		74,110,641	72,587,462	76,899,549	72,587,462

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Emgold Mining Corporation	Statement 3
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Changes in Equity
	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2013	66,651,462	$43,390,203	35,495,784	$686,349	4,969,665	$7,035,197	$(50,558,880)	$552,869
Private placement issuances	5,700,000	278,168	2,850,000	-	-	-	-	278,168
Shares issued for property	236,000	20,000	-	-	-	-	-	20,000
Share issuance costs	-	(1,056)	-	-	-	-	-	(1,056)
Options forfeited	-	-	-	-	(700,000)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(174,691)	(174,691)
Balance at 31 March 2013	72,587,462	$43,687,315	38,345,784	$686,349	4,269,665	$7,035,197	$(50,733,571)	$675,290
Warrants expired	-	-	(3,336,884)	-	-	-	-	-
Options expired	-	-	-	-	(97,500)	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(42,496)	(42,496)
Balance at 30 June 2013	72,587,462	$43,687,315	35,008,900	$686,349	4,172,165	$7,035,197	$(50,776,067)	$632,794
Warrants expired	-	-	(4,079,755)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	106,216	106,216
Balance at 31 September 2013	72,587,462	$43,687,315	30,929,145	686,439	4,172,165	7,035,197	(50,669,851)	739,010
Issuance of stock options	-	-	-	-	3,000,000	27,584	-	27,584
Options expired	-	-	-	-	(141,500)	-	-	-
Warrant expired	-	-	(21,944,142)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-		-	(147,198)	(147,198)
Balance at 31 December 2013	72,587,462	$43,687,315	8,958,003	$686,349	7,030,665	$7,062,781	$(50,817,049)	$619,396

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Emgold Mining Corporation	Statement 3
US Dollars (Unaudited)

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2014	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,817,049)	$619,396
Comprehensive loss for the period	-	-	-	-	-	-	(100,110)	(100,110)
Balance at 31 March 2014	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,917,159)	$519,286
Shares issued for property	236,000	20,000	-	-	-	-	-	20,000
Comprehensive loss for the period	-	-	-	-	-	-	(71,104)	(71,104)
Balance at 30 June2014	72,823,462	$43,707,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,988,263)	$468,182
Private placement issuances	5,000,000	230,056	-	-	-	-	-	230,056
Share issuance costs	-	(2,011)	-	-	-	-	-	(2,011)
Options expired	-	-	-	-	(64,000)	-	-	-
Private placement warrants	-	-	2,500,000	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(50,186)	(50,186)
Balance at 30 September 2014	77,823,462	$43,935,360	11,485,003	$686,349	6,966,665	$7,062,781	$(51,038,449)	$646,041

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Emgold Mining Corporation	Statement 4
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Cash Flows
		Nine months ended	Nine months ended	Three months ended	Three months ended
	Note	30 September 2014	30 September 2013	30 September 2014	30 September 2013
OPERATING ACTIVITIES
Loss for the Period		$(221,400)	(110,971)	(50,186)	106,216
Items not Affecting Cash
Amortization	(5)	1,380	6,338	460	2,093
Effect of currency translation		600	591	555	(290)
(Gain) on sale of equipment		(6,046)	(21,240)	-	(21,240)
(Gain) on sale of land		-	(193,289)	-	(193,289)
Write-off of accrued liabilities		-	(84,352)	-	-
Unrealized (gain) loss on warranty liability		2,000	(29,243)	2,000	1,000
		(223,466)	(432,166)	(47,171)	(105,510)
Net Change in Non-cash Working Capital
Accounts receivable		(2,903)	63,784	458	1,452
Prepaid expenses and deposits		(1,758)	26,457	1,521	15,701
Accounts payable and accrued liabilities		(6,085)	(542,309)	(48,945)	(253,409)
Due to/from related parties		94,524	157,224	(6,733)	(66,731)
		83,778	(294,844)	(53,699)	(302,987)
		(139,688)	(727,010)	(100,870)	(408,497)
INVESTING ACTIVITIES
Proceeds from sale of equipment		6,046	21,240	-	21,240
Proceeds from sale of land		-	450,000	-	450,000
Purchase of resource property		(110,000)	-	(110,000)	-
		(103,954)	471,240	(110,000)	471,240
FINANCING ACTIVITIES
Proceeds from share issuance		233,056	285,000	233,056	-
Share issuance costs		(2,011)	(1,056)	(2,011)	-
		231,045	283,944	231,045	-
Net Increase (decrease) in Cash		(12,597)	28,174	20,175	62,743
Cash position – beginning of period		38,420	62,053	5,648	27,484
Cash Position – End of Period		$25,823	90,227	25,823	90,227
Schedule of Non-cash Investing and Financing Transactions
Shares issued for mineral property acquisition	(6)	$20,000	$20,000	$-	$-
Cash paid for income taxes		$-	$-	$-	$-

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQB.

These condensed interim consolidated financial statements (“financial statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash requirements to meet its overhead requirements and maintain its mineral interests. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

For the Company to continue to operate as a going concern it must obtain additional financing; although the Company has been successful in the past at raising funds, there can be no assurance that this will continue in the future.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (‘000’s)	30 September 2014	31 December 2013
Working capital	$(723,000)	$(627,000)
Accumulated deficit	$(51,038,000)	$(50,817,000)

2)	Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

Since the unaudited condensed interim consolidated financial statements do not include all disclosures required by the IFRS for annual financial statements, they should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended 31 December 2013.

The policies set out were consistently applied to all the periods presented unless otherwise noted below. The preparation of condensed interim consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies.

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies

The accounting policies and methods of computation followed in preparing these Financial Statements are the same as those followed in preparing the most recent audited annual consolidated financial statements. For a summary of significant accounting policies, please refer to the Company’s audited annual consolidated financial statements for the year ended 31 December 2013.

4)	Financial instruments and risk management

a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Condensed Interim Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash, which is carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 30 September 2014 and 31 December 2013.

The fair value of the Company’s cash is quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.

•
Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash has been assessed on the fair value hierarchy described above and classified as Level 1.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, deposits, and accounts payable and accrued liabilities. At 30 September 2014 and 31 December 2013, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $300. At 30 September 2014 the Company held currency totalling the following:

Rounded (‘000’s)	30 September 2014	31 December 2013
Canadian dollars	$6,000	$11,000
United States dollars	$20,000	$27,000

g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

5)	Plant and equipment

	Plant & Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2013	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 30 September 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2013	$16,267	$43,197	$67,050	$38,833	$165,347
Depreciation for the period	611	1,293	4,895	-	6,799
Balance at 31 December 2013	$16,878	$44,490	$71,945	$38,833	$172,146
Balance at 01 January 2014	$16,878	$44,490	$71,945	$38,833	$172,146
Depreciation for the period	459	921	-	-	1,380
Balance at 30 September 2014	$17,337	$45,411	$71,945	$38,833	$173,526
Carrying Amounts
At 01 January 2013	$2,445	$2,967	$4,895	$-	$10,307
At 31 December 2013	$1,834	$1,674	$-	$-	$3,508
At 30 September 2014	$1,375	$753	$-	$-	$2,128

6)	Exploration and evaluation assets

Property Acquisition Costs	Idaho- Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Balance at 01 January 2013	$747,219	$439,052	10,029	$10,030	$208,719	$49,225	$1,464,274
Acquisitions	-	-	10,000	10,000	-	-	20,000
Dispositions	(256,711)	-	-	-	-	-	(256,711)
Balance at 31 December 2013	$490,508	$439,052	20,029	$20,030	$208,719	$49,225	$1,227,563
Balance at 01 January 2014	$490,508	$439,052	20,029	$20,030	$208,719	$49,225	$1,227,563
Acquisitions	-	110,000	10,000	10,000	-	-	130,000
Balance at 30 September 2014	$490,508	$549,052	30,029	$30,030	$208,719	$49,225	$1,357,563

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

a)	Buckskin Rawhide East Property, Nevada

In November 2009 the Company entered into a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide East mineral claims (46 claims), a gold prospect located near Fallon, Nevada. The Company agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019. During the lease period, the Company could conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study. On completion of the feasibility study, the Company could acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000. Nevada Sunrise, LLC was required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company. Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC would be entitled to a 2.5% NSR on production from the property. The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

On 11 April 2011, the Company announced it had staked six additional claims, increasing the size of the Buckskin Rawhide East Property to 52 claims.

On 14 and 19 November 2012, the Company announced a series of transactions involving its Buckskin Rawhide East Property in Nevada. The Company announced it had signed an Option Agreement to complete an early buyout of all underlying property rights, including royalty rights, for its Buckskin Rawhide East Property. The Option provides that Emgold will pay two arm’s length parties (Nevada Sunrise LLC and the Castagne) an aggregate of $510,000 to allow the Company to consolidate a 100% interest in the 52 unpatented mineral claims, totalling 835 acres, that make up Buckskin Rawhide East Property. The Company also announced that it had signed an Agreement with Rawhide Mining LLC (“RMC”) pursuant to which the Company would issue to RMC, on a private placement basis, shares and warrants in an amount of CDN$1.0 million, part of which would be used to fund the above transaction. Also pursuant to the Agreement, upon completion of the title transfer of the 100% of the Buckskin Rawhide East Property to Emgold, the Company will subsequently lease the property to RMC. This transaction is occurring in a number of steps.

On 28 December 2012, the Company announced the first step of the above transaction. The first tranche of the private placement was closed for proceeds totalling CDN$465,000. A total of $400,000 from this tranche of the financing was used to acquire a 100% interest in 6 unpatented mining claims and a 75% interest in 40 unpatented mineral claims, including royalty interests, from one of the underlying property owners mentioned above.

On 01 February 2013, Emgold announced the closing of the second step of the above transaction, which included a second private placement, for proceeds of CDN$285,000. The Company completed the third step of the transaction, which will involve the acquisition of the remaining 25% of 40 unpatented mineral claims that make up part of the Buckskin Rawhide East Property. As part of this step, the remaining CDN$250,000 private placement was completed with RMC, of which $110,000 was used to acquire the 25% interest.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

The fourth and final step with RMC was also completed and involved completion of a Lease Agreement, as outlined in the Company’s 21 August 2014 press release. RMC has leased the Buckskin Rawhide East Property from Emgold based on the following terms:

1.	The Lease Term is 20 years.

2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.

3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.

4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.

5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.

6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.

7.
Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce.

8.
After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

The Company has met all commitments on this property and up to the date of this report.

b)	Buckskin Rawhide West Property, Nevada

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company issued 125,000 common shares during the quarter two for the property payment for the Buckskin Rawhide West property. The Company has met all commitments on this property as up to date of this report.

c)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres. The Company issued 111,000 common shares during quarter two for the annual property payment for the Koegel Rawhide property. The Company has met all commitments on this property up to the date of this report.

d)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the options. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The stewart claims have assessment work completed that holds them in good standing until 31 January 2023.

e)	Rozan Property, British Columbia

In 2000, the Company entered into an option agreement now completed to acquire the rights to the Rozan Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold. Rozan claims have assessment work completed that holds them in good standing until 15 March, 2023.

f)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“BET properties”) and surrounding areas in the Grass Valley Mining District, California, which was extended three times and expired in February 2013. The Lease Option to Purchase Agreement was for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property (“BET properties”). The Company is seeking to either extend this Agreement or to purchase the mineral rights subject to financing. Permitting activities for the Idaho-Maryland Project remain on hold.

At this point in time, Emgold had not been able to reach a suitable agreement with the BET Trust to re-lease the Idaho-Maryland Property. The BET Trust has listed 145 acres of land and 2,750 acres of mineral rights (mostly subsurface) for sale in Grass valley for $2.75 million. Emgold currently owns 27.2 acres (the Lausman Property) and 7.1 acres (the Round Hole Property) of land in Grass Valley. Emgold has also listed its land for sale. Emgold also owns 35 acres of subsurface mineral rights in Grass Valley.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

g)	Exploration and evaluation expenditures

Exploration expenditures	Idaho- Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Administration	$-	$-	$-	$-	$-	$-	$-
Claim fees	-	27,826	3,147	5,427	-	-	36,400
Field transport	-	2,028	-	-	-	-	2,028
Geological	-	64,404	-	-	148	149	64,701
Year ended 31 December 2013	$-	$94,258	$3,147	$5,427	$148	$149	$103,129
Administration	$-	$-	$-	$-	$-	$-	$-
Assaying	-	-	-	-	-	591	591
Claim fees	-	400	7,559	5,787	-	-	13,746
General	8,882	-	-	-	-	-	8,882
Period ended 30 September 2014	$8,882	$400	$7,559	$5,787	$-	$591	$23,219

7)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the consolidated financial statements are as follows:

Related Party Disclosure
Name and Principal Position	Fiscal Period(i)	Remuneration or fees(ii)		Share-based awards
CEO and President – management fees	2014 2013	$ $	69,375 138,750	- -
A Company of which the CFO is a director (iii) - management fees	2014 2013	$ $	24,670 28,560	- -
A Company of which the CFO is a director (iii) - accounting	2014 2013	$ $	9,738 14,444	- -
(i)	For the nine month periods ended 30 September 2014 and 2013.
(ii)	Amounts disclosed were paid or accrued to the related party.
(iii)	A company of which the CFO, Grant T. Smith, is a director.

At 30 September 2014, fees of $600,854 (2013 – $500,247) payable to David Watkinson; fees of $44,278 (2013 – $18,210) payable to Clearline; fees of $27,286 (2013 – $27,286) payable to 759924 Ontario Ltd. All amounts were included in accounts payable or due to related parties.

During the prior year the Company recognized a bad debt expense due to the write-off of accounts receivable from a former director in the amount of $12,756.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

8)	Share capital

a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)	Common shares, issued and fully paid

As at 30 September 2014, the Company issued 72,823,462 (30 September 2013 – 72,587,462) common shares. On 11 April 2014, the Company issued 236,000 common shares in connection with its previously signed mineral property agreements with a contract value of $20,000. On 18 July 2014, the Company issued 5,000,000 common shares to Rawhide Mining LLC at a price of CDN $0.05 per Unit. The private placement is the third and final tranche of a CDN $1 million private placement that is part of a series of Buckskin Rawhide East Property transactions.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the period is summarized as follows:

Stock option activity	30 September 2014	Weighted average exercise price	31 December 2013	Weighted average exercise price
Balance – beginning of period	7,030,665	$0.16	4,969,665	$0.19
Granted	-	-	3,000,000	0.10
Expired	(64,000)	0.175	(239,000)	0.175
Cancelled and forfeited	-	-	(700,000)	0.15
Balance – end of period	6,966,665	0.16	7,030,665	0.16

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

Details of stock options outstanding as at 30 September 2014 are as follows:

Expiry Date	Exercise Price (CDN$)	30 September 2014	31 December 2013
12 July 2014	$0.175	-	64,000
17 March 2015	$0.25	466,665	466,665
08 December 2015	$0.25	1,500,000	1,500,000
07 May 2017	$0.15	1,800,000	1,800,000
22 May 2017	$0.15	200,000	200,000
11 October 2018	$0.10	3,000,000	3,000,000
		6,966,665	7,030,665

The outstanding options have a weighted-average exercise price of $0.16 (31 December 2013 - $0.16). The weighted-average remaining life of the options is 2.77 years (31 December 2013 – 3.49) years.

As at 30 September 2014, all 6,966,665 (31 December 2012 – 7,030,665) of these outstanding options had vested. As at 30 September 2014 and 31 December 2013, none of the outstanding options were in the money.

d)	Warrants

Warrant activity during the period is summarized as follows:

Warrant Activity	30 September 2014(i)	Weighted average exercise price	31 December 2013(i)	Weighted average exercise price
Balance – beginning of period	8,985,003	$0.19	35,495,784	$0.25
Issued	2,500,000	0.12	2,850,000	0.12
Exercised	-	-	-	-
Expired	-	-	(29,360,781)	0.16
Balance – end of period	11,485,003	0.17	8,985,003	0.19

(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Details of warrants outstanding as at 30 September 2014 are as follows:

Issued	Expiry	Exercise Price		30 September 2014	31 December 2013
09 September 2010	09 September 2015	0.35		2,813,575	2,813,575
28 December 2012	28 December 2014	0.15	(i)	3,321,428	3,321,428
01 February 2013	01 February 2015	0.12	(i)	2,850,000	2,850,000
18 July 2014	18 July 2016	0.10	(i)	2,500,000	-
				11,485,003	8,985,003

(i)	The exercise prices of these warrants are stated in Canadian funds.

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the condensed interim consolidated statement of comprehensive loss as they arise. In the period ended 30 September 2014, the Company recorded a warrant liability in the amount of $5,000 (31 December 2013 - $Nil). The warrants were valued and subsequently re-valued on the Company’s reporting dates using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.13%, volatility factors of 76% and an expected life of 22 months. An unrealized loss on warrant liability of $2,000 has been recorded for the period ended 30 September 2013 (30 September 2013 - $29,243).

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

Warrant liability movement during the period is summarized as follows:

Warrant Liability	30 September 2014	Fair Value	31 December 2013	Fair Value
Balance – beginning of year	6,171,428	-	31,946,495	30,411
Issued	2,500,000	3,000	2,850,000	6,832
Canadian valued warrants expired	-	-	(28,625,067)	(29,243)
Expired	-	-
Fair market value adjustment (gain) loss		2,000		(8,000)
Balance – end of year	8,671,428	5,000	6,171,428	-

e)	Stock-based compensation

For the period ended 30 September 2014 and the year ended 31 December 2013, the Company issued stock options to its directors, officers, employees, and consultants and recognized stock-based compensation as follows:

	30 September 2014	31 December 2013
Total options granted	-	3,000,000
Average exercise price	$-	$0.10
Estimated fair value of compensation	$-	$15,000
Estimated fair value per option	$-	$0.005

The fair value of the stock-based compensation of options to be recognized in the accounts has been estimated using the Black-Scholes Model with the following weighted-average assumptions:

	30 September 2014	31 December 2013
Risk free interest rate	-	1.71%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	61%
Expected option life in years	-	3
Expected maturity rate	-	60-100%

Stock-based compensation for the options that vested during the period is as follows:

	30 September 2014	31 December 2013
Number of options vested	-	3,000,000
Compensation recognized	$-	$15,000

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

9)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended 30 September 2014.

10)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interests. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
30 September 2014
Current Assets	$27,000	$10,000	$37,000
Long-term Assets
Property and equipment	-	2,000	2,000
Resource properties	867,000	491,000	1,358,000
Other	11,000	3,000	14,000
Liabilities
Current Liabilities	(133,000)	(627,000)	(760,000)
Long-term Liabilities	(5,000)	-	(5,000)
31 December 2013
Current Assets	$32,000	$13,000	$45,000
Long-term Assets
Property and equipment	-	4,000	4,000
Resource properties	737,000	491,000	1,228,000
Other	12,000	3,000	15,000
Liabilities
Current Liabilities	(116,000)	(555,000)	(671,000)

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Emgold Mining Corporation
US Dollars (Unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

11)	Contingent liability

During 2012 and prior periods, the Company had received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the period ended 30 September 2014 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of any costs being incurred. Accordingly, no provision has been made in these consolidated financial statements.

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